Anthony C. Wills
Senior Attorney
[Marathon Oil Corporation Letterhead]

5555 San Felipe Street
Houston, Texas 77056
Telephone  713.296.2571
Fax 713.296.4227
ACWills@marathonoil.com

December 22, 2011

Ms. Caroline Kim
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Re:	Marathon Oil Corporation
Response to SEC Letter dated December 21, 2011 Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-05153

Dear Ms. Kim:

This letter is to confirm our conversation today that Marathon Oil Corporation’s response letter to the December 21, 2011 comment letter of the U.S. Securities and Exchange Commission will be due on or before Friday, January 13, 2012.

Very truly yours,

/s/ Anthony C. Wills

Anthony C. Wills